VNUE, Inc.

104 West 29th Street, 11th Floor

New York, NY 10001

July 15, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Brian Fetterolf

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	VNUE, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 14, 2022

File No. 333-262712

Dear Mr. Fetterolf:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vnue, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on Tuesday, July 19, 2022, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

By:	/s/ Zach Bair
Zach Bair Chief Executive Officer